May 13, 2015

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Jay Ingram

Re: The Chemours Company, LLC

Amendment No. 2 to Form 10-12B

Filed April 21, 2015

File No. 001-36794

Dear Mr. Ingram:

On behalf of The Chemours Company (the “Company” or “Chemours”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 5, 2015 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10–12B, File No. 001-36794, filed on April 21, 2015 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated May 13, 2015.

Exhibit 99.1

Information Statement Summary, page 1

1.	Please refer to comment 3 of our letter dated January 14, 2015 and comment 3 of our letter dated February 26, 2015 and revise your disclosure consistent with our prior comments regarding your planned credit rating and environmental liabilities.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 11.

Risk Factors, page 20

As a substantial percentage of our operations are conducted internationally, and we plan to grow... page 21

2.	Please clarify your discussion of the risks posed to your business by your international expansion plans. We note your discussion of techniques used in selected countries to “enhance the overall cost position” of your Fluoroproducts segment, but it is unclear what risks these techniques present. Please refer to comment 6 of our letter dated January 14, 2015, and comment 5 of our letter dated February 26, 2015.

In response to the Staff’s comment, the Company has revised its disclosure on page 24.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent... page 33

3.	Please revise to discuss the nature of the contracts that are the subject of this risk factor. Please provide similar revisions to your discussion of the contracts that you share with DuPont on page 151. Please refer to comment 10 of our letter dated January 14, 2015.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, after further assessment of the applicable contracts, we have determined that this is not a material risk to our business. We have accordingly removed the risk factor.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Your percentage of ownership in us may be diluted in the future, page 35

4.	We note your disclosure on page 121. Please disclose, here or elsewhere as appropriate, the amount of your stock that will be issuable upon the exercise of currently outstanding DuPont options held by your employees. Please refer to Item 201(a)(2)(i) of Regulation S-K and comment 11 of our letter dated January 14, 2015.

In response to the Staff’s comment, the Company has revised its disclosure on pages 38 and 130.

Unaudited Pro Forma Combined Financial Statements, page 46

5.	Please be advised that we may have further comments when items that are currently blank are completed.

In response to the Staff’s comment, we acknowledge that you may have further comments as items are completed.

6.	In Note 3 Summary of Significant Accounting Policies – Foreign Currency Translation on page F-14, you indicate that when Performance Chemicals operations are legally and operationally separated within DuPont, some of the newly created Chemours foreign entities will have their local currency as their functional currency. Please tell us what consideration you have given to reflecting these changes in functional currencies in your pro forma financial statements.

The Company acknowledges the Staff’s comment and advises the Staff that a pro forma presentation was considered for functional currency changes. The Company respectfully informs the Staff that some of the newly created Chemours foreign entities that are legally and operationally separated within DuPont have local currency as their functional currency. This occurred throughout the first quarter of 2015, as legal entities became operational. Functional currency designation is based on specific facts and circumstances that existed during the reporting period. The Company may have made different operating decisions during the period, such as hedging programs if they had been local currency functional, such that any pro forma presentation would be hypothetical rather than factually supportable. Therefore, the local functional currency will be reflected in the first quarter results, rather than reflected in a pro forma adjustment at 12/31/14.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Notes to Unaudited Pro Forma Combined Financial Statements, page 49

Note (A), page 49

7.	Please expand your footnote to quantify both the amount of the reduction in expense due to the exclusion of expenses associated with pension plans that will not be transferred to Chemours, as well as the amount of the increase in expense associated with the enhanced 401(k) plan.

In response to the Staff’s comment, the Company has revised its disclosure on page 52.

Note (D), page 49

8.	With reference to the information presented under the heading, “Treatment of Outstanding Equity Awards as of the Distribution Date” on page 121 as well as the guidance in ASC 718-20-35-6 and ASC 718-20-55, please confirm, if true, that the issuance of Chemours equity awards in connection with the distribution agreement will not result in incremental compensation cost. Otherwise, please address the need to provide a pro forma adjustment for any material incremental compensation cost.

In response to the Staff’s comment, the Company has revised its disclosure on page 52.

Additionally, the Company respectfully advises the Staff, on a supplemental basis, that incremental compensation expense cannot be estimated as it is largely dependent on market factors used to ensure that the intrinsic value of the awards is maintained.

9.	We remind you to ensure that your footnote provides sufficient information to understand how the stock options and restricted stock awards reflected in diluted earnings per share were determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 52.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 63

10.	Please describe in greater detail the manner in which the separation and your payment of $4 billion to DuPont, as well as the credit facilities that you will enter, will affect your liquidity and capital resources. Please refer to comment 22 and comment 25 of our letter dated January 14, 2015. Please ensure that you provide a thorough discussion of the changes in the mix and relative cost of your capital resources. Please refer to Item 303(a)(2)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 66–70.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Capital Expenditures, page 65

11.	We note your response to comment 11 of our letter dated February 26, 2015. Please explain why you concluded that contracts with cancellation provisions do not create material commitments for capital expenditures that would otherwise trigger the requirement to provide disclosure under Item 303(a)(2) of Regulation S-K.

The Company respectfully advises the Staff that it has disclosed the annual capital expenditures related to the Altamira expansion on page 71, the expected expansion completion date on page 90, and the reduction expected in capital expenditures post completion on page 72. We believe that the cancellation provisions in our capital contracts allow the Company to consider its liquidity needs and adjust the timing of completion and amount of cash expenditures and therefore are not contractual obligations that create a firm commitment. Given these disclosures we believe we have sufficiently provided the investor an understanding of the company’s plans for the timing and amount of expected cash outflows and the impact on near term liquidity.

Contractual Obligations, page 66

12.	Expand your disclosures to clarify that your contractual obligations table does not include the $4 billion indebtedness and related interest expense which you will incur in conjunction with your separation from DuPont. Please also quantify your interest payments once the terms of the debt are determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 73.

Drinking Water Actions, page 103

13.	We refer to your response to our comment 36 of our letter dated January 14, 2015. To the extent that you do not intend on providing a rollforward of lawsuits at this time, please expand your disclosure to state, if true, that no claims have been dismissed, settled, or resolved during the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 110–111 and F-31.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Compensation and Discussion and Analysis, page 112

14.	Please provide us with the analysis that you relied upon in concluding that only one year of compensation disclosure is required in this filing. Please refer to Item 402(c)(1) of Regulation S-K, and Regulation S-K Compliance & Disclosure Interpretation 217.01.

In response to the Staff’s comment, the Company respectfully advises the Staff that the instruction to Item 402(c) of Regulation S-K provides that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Accordingly, because Chemours was not a reporting company during 2014, in no case should more than one year of historical executive compensation disclosure be required here.

Regulation S-K Compliance & Disclosure Interpretation 217.01 describes circumstances in which one year of compensation disclosure might be appropriate in the spin-off context—i.e., circumstances in which a spin-off should be treated like an IPO and thus in which pursuant to the S-K 402 Instruction one year of disclosure could be required. The C&DI makes clear that the appropriate period for compensation disclosure is a facts and circumstances determination and that among the factors to be considered are whether the registrant was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, where before and after the spin-off the executive officers of the subsidiary were the same, provided the same type of services to the subsidiary and provided no services to the parent, C&DI 217.01 indicates that disclosure likely would be required but that, by contrast, where the parent company spins off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant.

There is compelling reason to believe that the rationale of C&DI 217.01 does not require historical compensation disclosure under the circumstances here.

•	First, to separate Chemours from DuPont, DuPont must complete a series of complex internal reorganization transactions. Those transactions will require a series of strategic, structural and process realignment and restructuring actions within the Company’s operations. In addition, Chemours will be transferred not only the entities, assets and liabilities historically associated with DuPont’s performance chemicals business, but also certain additional assets and liabilities associated with the other DuPont businesses. Accordingly, the post-distribution business of Chemours is not entirely congruent with the pre-distribution business of DuPont’s performance chemicals business.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

•	Second, there is at most limited continuity of management. Two of the Company’s executive officers—Mr. Newman, the Company’s Chief Financial Officer and Mrs. Albright, Senior Vice President of Human Resources—are not historical DuPont employees and provided no prior services to DuPont. Those executive officers who are not new to DuPont historically were officers of DuPont, not Chemours, provided at least some services to the DuPont business other than the performance chemicals component and were compensated by DuPont, not Chemours. Moreover, the roles and responsibilities of the legacy DuPont executives will be significantly different after the distribution. For example, Mr. Vergnano, who previously was an Executive Vice President within DuPont, will be providing very different services to the Company as he will be responsible for leading all Company business units and functions while managing relationships with all its internal and external stakeholders; Mr. Vanlancker previously managed the combined chemical solutions and fluoroproducts operations within DuPont, whereas the scope of his new role generally will be fluoroproducts only; and Messrs. Vanlancker and Chong, who both previously were DuPont officers reporting indirectly to the DuPont CEO, will have materially different roles as they will have significantly expanded duties incorporating oversight of support activity previously performed within separate DuPont corporate functions, responsibility for plant, supply chain and engineering activities, and a role in setting the strategic direction for the entire Chemours business, not just the particular component with which they were previously associated.

Under such circumstances we believe that no historical compensation disclosure is required under a C&DI 217.01 analysis. Note that C&DI 217.03 supports that conclusion: it explains that where, as here, a subsidiary of a public company is going public and where, as here in respect of at least those officers who were previously employed by DuPont, the officers of the subsidiary previously were officers of the parent and in some cases all of the work that they did for the parent related to the subsidiary, the registration statement of the subsidiary would not be required to include compensation previously awarded by the parent corporation.

The Company has nonetheless provided one year of historical compensation disclosure with a view toward providing information that some stockholders may find useful. The Compensation Discussion and Analysis makes clear, however, that historical compensation paid by DuPont is not necessarily indicative of the compensation that the Company will pay going forward.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

2014 STIP Performance and Payout Factors, page 124

15.	We note that the STIP program for 2014 was based on pre-established company goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how the incentive compensation actually awarded reflects those goals. While your disclosure reflects the payout factors for the components of your STIP, it is unclear what targets you had for your various metrics and what levels of performance were achieved. Please revise. Please also clarify how “business units” are defined, and what business unit each executive was evaluated in relation to.

In response to the Staff’s comment, we respectfully advise the Staff that we do not believe Item 402(b) of Regulation S-K requires us to disclose the targets used by DuPont in its compensation programs. The DuPont targets, goals and performance that were used for the 2014 STIP payouts are not relevant to Chemours as a standalone company. Several examples of how the targets and goals are not relevant follow: One of our NEOs did not participate in the STIP program in 2014 and, as a result, did not have either a target or actual award with regard to the STIP. The STIP business unit factors for two of our NEO’s were based on the performance of all 12 DuPont business units and are therefore unrelated to performance of Chemours. Additionally, the business role of one of the NEOs has changed due to the reorganization at Chemours and, as a result, he will lead a different segment of Chemours and, thus, will not have the same STIP business unit factor going forward. All leaders who were employed by DuPont for a significant portion of 2014 had a corporate factor based on total DuPont results, which is unrelated to the Chemours or the Chemours business units. The Chemours legal and business structure was not established until the first quarter of 2015, which would have been the first opportunity to establish targets and actual awards based on Chemours business performance. In future filings with the SEC, Chemours will include a discussion of performance targets, if any, used in its compensation program if material to Chemours’ executive compensation programs.

This Registration Statement on Form 10 relates to information for Chemours. After the separation, Chemours will be an independent company, and we expect its shares will be listed on the New York Stock Exchange. The Chemours Board and Compensation Committee will review and set the compensation policy for Chemours executive officers, including performance targets for its STIP, which may be materially different from that of DuPont. As such, we do not believe DuPont’s STIP is material information to an investor of Chemours. When targets are established, Chemours will disclose its executive compensation programs, including targets and actual results as compared to those targets.

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Additionally, we have revised the disclosure on page 133 to clarify the definition of “business units” and the relevant business unit used in evaluating each executive’s performance.

Security Ownership of Directors and Executive Officers, page 147

16.	Please disclose the DuPont holdings of your executive officers. Refer to comment 39 of our letter dated January 14, 2015 and Item 403(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 157.

Financial Statements, page F-1

Combined Balance Sheets, page F-4

17.	We remind you to reflect the intended cash dividend to DuPont on a pro forma basis alongside your most recent historical balance sheet as provided by SAB Topic 1:B:3.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-4 and F-15.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Please contact the undersigned at (212) 735-3743 should you require further information or have any questions.

Very truly yours,

/s/Brandon Van Dyke

Brandon Van Dyke

cc:	Peter Mester

Corporate Counsel

E.I. du Pont de Nemours and Company

1007 Market Street

Wilmington, DE 19898

VIA HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: The Chemours Company, LLC (the “Company”)

Amendment No. 2 to Form 10-12B

Filed April 21, 2015

File No. 001-36794

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on May 13, 2015, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

May 13, 2015

Please contact the undersigned at 302-999-3009 should you require further information or have any questions.

Very truly yours,

/s/Nigel Pond

Nigel Pond

cc:	Lou R. Kling, Skadden, Arps, Slate, Meagher & Flom LLP
Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom